                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                  INTEVAC, INC.
            -------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
            -------------------------------------------------------
                         (Title of Class of Securities)

                                   461148-AA6
                                   ----------
                                 (CUSIP Number)
                                 --------------

                                   John Chapin
                                   -----------
                                 Foster City LLC
                                 ---------------
                            950 Tower Lane, Suite 800
                            -------------------------
                              Foster City, CA 94404
                              ---------------------
                                  650-349-7400
                                  ------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                DECEMBER 1, 1999
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13-1(e), 240.13d-(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                            SCHEDULE 13D/A

----------------------                                                          ---------------------
CUSIP NO. 461148-AA6                                                               PAGE 2 OF 10 PAGES
----------------------                                                          ---------------------
-----------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       H. J. Smead                              I.R.S. Identification No.:  ###-##-####
-----------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (A) [ ]
                                                                                       (B) [X]
-----------------------------------------------------------------------------------------------------
3      SEC USE ONLY
-----------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       OO
-----------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
       N/A
-----------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA
-----------------------------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        5,615,183
                    ---------------------------------------------------------------------------------
    NUMBER OF       8   SHARED VOTING POWER
      SHARES            N/A
   BENEFICIALLY     ---------------------------------------------------------------------------------
    OWNED BY        9   SOLE DISPOSITIVE POWER
      EACH              5,615,183
    REPORTING       ---------------------------------------------------------------------------------
   PERSON WITH      10  SHARED DISPOSITIVE POWER
                        N/A
-----------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,615,183
-----------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
-----------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       47.96%
-----------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN
-----------------------------------------------------------------------------------------------------
                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                            SCHEDULE 13D/A

----------------------                                                          ---------------------
CUSIP NO. 461148-AA6                                                              PAGE  3 OF 10 PAGES
----------------------                                                          ---------------------
-----------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Edward Durbin                             I.R.S. Identification No.: ###-##-####
-----------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (A) [ ]
                                                                                       (B) [X]
-----------------------------------------------------------------------------------------------------
3      SEC USE ONLY
-----------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       OO
-----------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
       N/A
-----------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA
-----------------------------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        5,602,000
                    ---------------------------------------------------------------------------------
    NUMBER OF       8   SHARED VOTING POWER
      SHARES            N/A
   BENEFICIALLY     ---------------------------------------------------------------------------------
    OWNED BY        9   SOLE DISPOSITIVE POWER
      EACH              5,602,000
    REPORTING       ---------------------------------------------------------------------------------
   PERSON WITH      10  SHARED DISPOSITIVE POWER
                        N/A
-----------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,602,000
-----------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
-----------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       47.85%
-----------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       IN
-----------------------------------------------------------------------------------------------------
                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                            SCHEDULE 13D/A

----------------------                                                          ---------------------
CUSIP NO. 461148-AA6                                                               PAGE 4 OF 10 PAGES
----------------------                                                          ---------------------
-----------------------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Foster City LLC                           I.R.S. Identification No.:  94-3258451
-----------------------------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                               (A) [ ]
                                                                                       (B) [X]
-----------------------------------------------------------------------------------------------------
3      SEC USE ONLY
-----------------------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       OO
-----------------------------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
       N/A
-----------------------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       California
-----------------------------------------------------------------------------------------------------
                    7   SOLE VOTING POWER
                        5,600,000
                    ---------------------------------------------------------------------------------
    NUMBER OF       8   SHARED VOTING POWER
      SHARES            N/A
   BENEFICIALLY     ---------------------------------------------------------------------------------
    OWNED BY        9   SOLE DISPOSITIVE POWER
      EACH              5,600,000
    REPORTING       ---------------------------------------------------------------------------------
   PERSON WITH      10  SHARED DISPOSITIVE POWER
                        N/A
-----------------------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,600,000
-----------------------------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
-----------------------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       47.83%
-----------------------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       [IC]
-----------------------------------------------------------------------------------------------------
                                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D/A

----------------------                                    ---------------------
CUSIP NO. 461148-AA6                                         PAGE 5 OF 10 PAGES
----------------------                                    ---------------------


ITEM 1.        SECURITY AND ISSUER.

               This statement on Schedule 13D (this "Statement") relates to the Common Stock of Intevac, Inc., a California corporation ("Intevac" or "Issuer"). The principal executive offices of Intevac are located at 3550 Bassett Street, Santa Clara, California 95954.

ITEM 2         IDENTITY AND BACKGROUND.

               The name of the corporation filing this statement is Foster City LLC, a California limited liability company ("Foster City"). Foster City is a holding company for various investments. The address of Foster City's principal business is 950 Tower Lane, Suite 800, Foster City, CA 94404. The address of Foster City's executive offices is the same as the address of its principal business.

               Doctor H. J. Smead and Edward Durbin are each managing members of Foster City. H. J. Smead and Edward Durbin's principal employment is with Kaiser Aerospace & Electronics Corporation ("Kaiser"), a Nevada Corporation. The address of Kaiser's executive offices is 950 Tower Lane, Suite 800, Foster City, California 94404.

               Neither Foster City, nor to Foster City's knowledge, Doctor H.J. Smead or Edward Durbin is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To Foster City's knowledge, Doctor H.J. Smead and Edward Durbin are each citizens of the United States.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The source and amount of funds used is pursuant to a Promissory Note dated as of December 1, 1999 (the "Note") attached hereto as Exhibit A, by and between Foster City and Kaiser.

               References to the Note as set forth herein are qualified in their entirety by reference to the Note, and are incorporated herein in their entirety where such references and descriptions appear.

ITEM 4.        PURPOSE OF TRANSACTION.

               (a) - (b) The purpose of the transaction is to enable Kaiser to concentrate on its core business and divest its non-core business assets.

               (c) Not applicable.

               (d) Not applicable.

                                 SCHEDULE 13D/A

----------------------                                    ---------------------
CUSIP NO. 461148-AA6                                         PAGE 6 OF 10 PAGES
----------------------                                    ---------------------


               (e) Not applicable.

               (f) Not applicable.

               (g) Not applicable.

               (h) Not applicable.

               (i) Not applicable.

               (j) Other than described above, Foster City currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Foster City reserves the right to develop such plans).

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               As set forth below opposite each Intevac Shareholder's name is the number of Intevac Common Shares beneficially owned by such Intevac Shareholder as of December 1, 1999.

                                               Number of Shares of Common Stock
               Individual                               Beneficially Owned
               ----------------------------------------------------------------
               H. J. Smead                                  5,615,183

               Edward Durbin                                5,602,000

               Foster City LLC                              5,600,000

               (a) H. J. Smead may be deemed to be the beneficial owner of at least 5,615,183 shares of Intevac Common Stock. Such Intevac Common Stock constitutes approximately 47.96% of the issued and outstanding shares of Intevac Common Stock based on the number of shares of Intevac Common Stock outstanding as of September 25, 1999.

                    Edward Durbin may be deemed to be the beneficial owner of at least 5,602,000 shares of Intevac Common Stock. Such Intevac Common Stock constitutes approximately 47.85% of the issued and outstanding shares of Intevac Common Stock based on the number of shares of Intevac Common Stock outstanding as of September 25, 1999.

                    Foster City LLC may be deemed to be the beneficial
               owner of at least 5,600,000 shares of Intevac Common Stock. Such Intevac Common Stock constitutes

                                 SCHEDULE 13D/A

----------------------                                    ---------------------
CUSIP NO. 461148-AA6                                         PAGE 7 OF 10 PAGES
----------------------                                    ---------------------


                approximately 47.83%of the issued and outstanding shares of Intevac Common Stock based on the number of shares of Intevac Common Stock outstanding as of September 25, 1999.

                (b) H. J. Smead will have the sole power to vote, and the sole power to dispose of, that number of shares equal to 47.96% of the then outstanding shares of Intevac Common Stock, which, based upon the 11,708,525 shares of Intevac Common Stock outstanding as of September 25, 1999, currently equals 5,615,183 shares of Intevac Common Stock.

                    Edward Durbin will have the sole power to vote, and the sole power to dispose of, that number of shares equal to 47.85% of the then outstanding shares of Intevac Common Stock, which, based upon the 11,708,525 shares of Intevac Common Stock outstanding as of September 25, 1999, currently equals 5,602,000 shares of Intevac Common Stock

                    Foster City LLC will have the sole power to vote, and the
                sole power to dispose of, that number of shares equal to 47.83% of the then outstanding shares of Intevac Common Stock, which, based upon the 11,708,525 shares of Intevac Common Stock outstanding as of September 25, 1999, currently equals 5,600,000 shares of Intevac Common Stock.

                (c) To the knowledge of Foster City, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

                (d) To the knowledge of Foster City, only the Directors of Intevac have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Intevac reported on herein. Such directors include Norman H. Pond, Robert D. Hempstead, Edward Durbin, David N. Lambeth and H. J. Smead.

                (e)    N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Other than the Stock Purchase Agreement and the exhibits thereto, attached hereto as Exhibit B, to the knowledge of Foster City, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Foster City, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan

                                 SCHEDULE 13D/A

----------------------                                    ---------------------
CUSIP NO. 461148-AA6                                         PAGE 8 OF 10 PAGES
----------------------                                    ---------------------


               or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                                 SCHEDULE 13D/A

----------------------                                    ---------------------
CUSIP NO. 461148-AA6                                         PAGE 9 OF 10 PAGES
----------------------                                    ---------------------





ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS.

              The following documents are filed as exhibits:

              A Promissory Note, dated December 1, 1999 between Kaiser and Foster City.

              B. Stock Purchase Agreement dated December 1, 1999 between Kaiser and Foster City.

                                 SCHEDULE 13D/A


----------------------                                    ---------------------
CUSIP NO. 461148-AA6                                        PAGE 10 OF 10 PAGES
----------------------                                    ---------------------


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 1, 1999



H. J. SMEAD                                  EDWARD DURBIN


By:        /s/ H. J. Smead                   By:     /s/ Edward Durbin
   ------------------------------               --------------------------------
    H.J. Smead, Managing Partner                Edward Durbin, Managing Partner




FOSTER CITY LLC


By:        /s/ H. J. Smead
   ------------------------------
    H.J. Smead, Managing Partner

                              EXHIBIT INDEX*

    EXHIBIT
       NO.                                DESCRIPTION
    -------   ------------------------------------------------------------------

       1      Promissory Note, dated November 30, 1999 between Kaiser and Foster
              City.

       2 Stock Purchase Agreement dated November 30, 1999 between Kaiser and Foster City.


* Exhibit Numbers 1 and 2 are hereby incorporated by reference to the Schedule 13D filed 12/10/99.